Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Third Quarter 2021 Results

Comments on anticipated merger with Reflect Systems, Inc.

LOUISVILLE, KY – November 15, 2021 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the three- and nine-months ended September 30, 2021.

Rick Mills, Chief Executive Officer, commented “During the third quarter of 2021, we saw demand for our core digital signage offerings begin to approach pre-pandemic levels. Revenues from our core digital signage products and services increased $1.5 million, or approximately 50%, versus the same period in 2020. Throughout 2021 we have been engaged in customer conversations which were challenged by a lack of customer budget allocation for the 2021 calendar year as a reaction to the COVID-19 pandemic. As many of our current and prospective customers enter into the 2022 budget cycle, we are witnessing a significant expansion in both customer marketing and IT budgets with respect to the allocation of funds for digital transformation and signage projects. We are engaging in meaningful conversations that we believe will translate into a return to strong top-line growth beginning in the fourth quarter and continuing throughout 2022.”

“Despite facing continued disruptions in delivering and executing sold engagements due to limited supply chain availability of semiconductor chips, which has delayed the delivery of digital displays to the Company, we have received high praise from customers and vendor partners for our consistent and transparent communications which have further built trust and engagement. While we have seen a significant increase in market activity and remain bullish on a number of opportunities as we move into 2022, we expect to experience continued disruptions and delays related to fulfilment of inventory purchases from vendors and the associated services into the first half of 2022. Despite these industry challenges, specifically the lack of availability of displays, I am proud of our ability to generate positive EBITDA for the fifth consecutive quarter.”

“Beyond the current financial results, I could not be more excited about the opportunity to join forces with Reflect Systems, Inc., which we announced last week. Reflect has an incredible track record for growing annual recurring revenues via software subscriptions to its content management system. In addition, it brings CRI a tremendous ADTECH platform (AdLogic) which we will leverage to support the strong growth continuing in the digital-out-of-home advertising industry. The combined company becomes a key player for enterprise customers in the digital signage industry. By fully integrating our solutions and business operations, we can bring to bear the most competitive product and service offerings available for the digital signage market, including the potential for integrated programmatic advertising solutions. We expect the merger to close in the first quarter of 2022.”

Third Quarter Financial Update

Revenue, gross profit, and gross margin:

For the three months ended September 30, 2021 as compared to the same period in the prior year:

●	Revenues were $4.8 million, representing a decrease of $0.4 million, or 7%, as compared to the same period in 2020 despite a reduction in revenues generated from the sale of our Safe Space Solutions products and services of $1.9 million. Revenues generated from our core digital signage products and services increased $1.5 million, or 50%, for the three months ended September 30, 2021 as compared to the same period in 2020.

●	Hardware revenues were $2.2 million in 2021, a decrease of $0.6 million, or 21%, as compared to the prior year, driven by (1) continued supply chain disruptions related to semiconductor chips delaying the delivery of digital displays and media players to the Company, and (2) reduced revenues from the sale of our Safe Space Solutions hardware of $1.9 million.

The supply disruption for digital displays prevented the Company from delivery of hardware and execution of installation activities during the quarter. As of September 30, 2021, the Company had customer purchase orders for equipment and installation activities in excess of $1.2 million which were delayed as a result of product unavailability. The Company expects to experience continued disruptions and delays related to fulfilment of inventory purchases from vendors throughout the remainder of 2021; however, the Company currently anticipates those disruptions will be resolved in the first half of 2022.

●	Services and other revenues were $2.5 million in 2021, an increase of $0.3 million, or 13%, as compared to 2020 driven by increases in both installation ($0.3 million) and managed services ($0.1 million) revenue. Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and Safe Space Solutions product offerings, were $1.4 million in 2021 as compared to $1.3 million in 2020 as digital signage subscription revenue began to rebuild following (1) customer reopening activities, and (2) the continued expansion in the number of devices managed by the Company generating such revenues.

●	Gross profit decreased by $0.1 million, or 4%, during the three months ended September 30, 2021 as compared to the same period in 2020 driven by a reduction in revenue but offset by an increase in gross profit margin. Gross profit margin increased to 49.4% in 2021 from 47.9% during the same period in 2020 as a result of improved mix and from increasing managed services revenue.

Operating expenses:

For the three months ended September 30, 2021 as compared to the same period in the prior year:

●	Sales and marketing expenses decreased by $0.1 million, or 20%, having benefited by approximately $0.1 million in the current period from Employee Retention Credits (“ERC”) recognized during the three months ended September 30, 2021.

●	Research and development expenses were flat in 2021 as compared to 2020.

●	General and administrative expenses were flat in 2021 as compared to 2020. General and administrative expenses included a benefit of $0.2 million in the three months ended September 30, 2021, which was offset by an increase of $0.1 million in non-cash stock compensation expenses.

Operating loss, net loss, and EBITDA:

For the three months ended September 30, 2021 as compared to the same period in the prior year:

●	Operating loss was $0.4 million in both 2021 and 2020, reducing by approximately 4% in 2021 and compared to 2020, which included a benefit of a $0.4 million of employee retention credit (described below) recorded in the three months ended September 30, 2021, partially offset by an increase of $0.1 million in non-cash share-based compensation expenses as a result of probable vesting of performance-based option awards.

●	Net loss was $0.3 million in 2021 as compared to net loss of $0.6 million in 2020, representing a reduction in the net loss of 41%.

●	EBITDA was $0.5 million in 2021 as compared to EBITDA of $0.3 million in 2020. Adjusted EBITDA was $0.3 million in 2021, compared to an Adjusted EBITDA of $.02 million in 2020. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Other material transactions during the three months ended June 30, 2021:

●	Employee Retention Credits: The CARES Act provided an employee retention credit (“ERC”) that is a refundable tax credit against certain employer taxes. The Company qualified for the ERC beginning on March 13, 2020 (the earliest eligibility date) through September 30, 2021 (the most recent assessment date). During the three months ended September 30, 2021, the Company recorded an ERC totaling $0.4 million which was included as a reduction in payroll taxes within the Condensed Consolidated Statement of Operations and allocated to the financial statement caption from which the employee taxes were originally incurred.

●	Settlement of Obligations: In September 2021 the statute of limitations expired with respect to the possibility of a claim against the Company related to abandonment of a legacy lease in 2015. The Company recorded a gain on settlement of obligations of approximately $0.3 million during the three months ended September 30, 2021.

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance, which is scheduled for Tuesday, November 16, 2021 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/criearnings2021Q3. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences.  CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company has operations across North America with active installations in more than 10 countries. On November 12, 2021, the Company entered into a Merger Agreement with Reflect Systems, Inc. (“Reflect”) and other parties thereto, pursuant to which a wholly owned subsidiary of the Company will merge with and into Reflect, and thereafter Reflect will be a wholly-owned subsidiary of the Company (the “Merger”).

About Reflect

Reflect provides powerful, cost-effective digital signage platforms and solutions, helping organizations to create compelling experiences that engage staff and keep customers coming back for more. Reflect supplies everything brands need, including strategy, creative services, robust content management and ad trafficking systems, and media sales, all backed by the market leading ReflectView and AdLogic software platforms.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2021.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This communication contains forward-looking statements relating to Creative Realities, Reflect and the proposed Merger. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events. Neither Creative Realities nor Reflect can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding our strategy for customer retention; growth; product development; market position; financial results; our reserves; our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; supply chain shortages; and general economic and market conditions impacting demand for our products and services; the strategies, prospects, plans, expectations or objectives of management of Creative Realities and Reflect for future operations of the combined company; the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely or at all obtain approval of the Creative Realities Proposals and Reflect Proposal; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Creative Realities and Reflect to consummate the proposed Merger; risks related to Creative Realities’ ability to correctly estimate its operating expenses and expenses associated with the proposed Merger, including any debt expenses related to any debt financing obtained in advanced of the closing of the proposed Merger; Creative Realities’ ability to obtaining any financing necessary to pay the $18,666,667 cash portion of the Merger consideration and fund the $1,333,333 cash portion of the Reflect Retention Plan at the closing of the Merger, including the terms of any debt or equity financing; risks related to the changes in market price of the Creative Realities shares of common stock; competitive responses to the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; the effect of the COVID-19 pandemic and the steps taken by governments and customers of Creative Realities and Reflect to address the pandemic, including business closures; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere.

For a discussion of the factors that may cause Creative Realities’, Reflect’s and the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risk associated with the ability of Creative Realities and Reflect to complete the proposed Merger and the effect of the proposed Merger on the business of Creative Realities, Reflect and the combined company, see “Risk Factors” set forth in the registration statement on Form S-4 with the SEC, which includes a joint proxy statement/prospectus (the “Proxy Statement”), filed with the SEC on November 12, 2021. Readers are also urged to carefully review and consider the various disclosures we make in amendments to the Proxy Statement filed with the SEC and that we will mail to our shareholders. In addition, additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Creative Realities. There can be no assurance that the proposed Merger will be completed, or if it is completed, that it will be consummated within the anticipated time period or that the expected benefits of the proposed Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Creative Realities, Reflect or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this communication are current only as of the date on which the statements were made. Neither Creative Realities nor Reflect undertake any obligation (and expressly disclaim any such obligation to) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

Important Additional Information

On November, 12, 2021, Creative Realities filed a registration statement on Form S-4 with the SEC, which includes a joint proxy statement/prospectus (the “Proxy Statement”), and intends to mail to its shareholders the definitive Proxy Statement in connection with the proposed Merger. The Proxy Statement contain important information about Creative Realities, Reflect, the proposed Merger and the Merger Agreement, the Creative Realities Proposals and the Reflect Proposal. Investors and security holders are urged to read the Proxy Statement carefully before making any voting or investment decision with respect to the proposed Merger or proposals therein.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed by Creative Realities with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Creative Realities by contacting Creative Realities’ investor relations at (502) 791-8800.

Participants in the Solicitation

Creative Realities and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the Creative Realities Proposals. Information regarding the directors and executive officers of Creative Realities and their ownership of shares of Creative Realities common stock is contained in the Proxy Statement, the preliminary form of which was filed with the SEC on November 12, 2021, and is supplemented by other public filings made, and to be made, with the SEC. Creative Realities’ directors and executive officers beneficially own approximately 10.25% of Creative Realities’ common stock. A more complete description is set forth in the Proxy Statement. Investors and security holders may obtain additional information regarding the direct and indirect interests of Creative Realities and its directors and executive officers with respect to the proposed Merger by reading the Proxy Statement and other filings referred to above.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
Quarters ended	2021	2021	2021	2020	2020
GAAP net income (loss)	$(343)	$1,025	$1,272	$(617)	$(585)
Interest expense:
Amortization of debt discount	29	29	72	85	85
Other interest, net	158	153	177	186	179
Depreciation/amortization:
Amortization of intangible assets	139	139	140	139	161
Amortization of finance lease assets	-	-	4	3	5
Amortization of share-based awards	329	329	512	250	248
Depreciation of property, equipment & software	208	205	200	209	212
Income tax expense/(benefit)	1	7	1	(6)	(1)
EBITDA	$521	1,887	2,378	249	$304
Adjustments
Change in fair value of Special Loan	-	-	(166)	(609)	-
Gain on settlement of obligations	(256)	(1,628)	(1,565)	(54)	(114)
Loss on disposal of assets	-	-	-	-	13
Loss on lease termination	-	-	-	18	-
Stock-based compensation – Director grants	27	27	27	27	25
Adjusted EBITDA	$292	286	674	(369)	$228